NEWS RELEASE

Current Technology Updates United States Initiatives

VANCOUVER, British Columbia, April 27, 2006 / --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Recently, Current Technology (the “Company”) announced the successful conclusion of negotiations with Strategic Laser & MedSpa, LLC (“Strategic Laser”) for the placement on a revenue sharing basis of the Company’s proprietary TrichoGenesis platform products in the United States. Commenting on recent developments, Strategic Laser’s CEO Jason Olcese states “We are getting closer to the much anticipated launch date of placing 200 CTG units in strategic locations within the United States. Media coverage has sparked tremendous interest that has opened new channels for both capital and placement opportunities within the US. These opportunities are being carefully considered and negotiated with the view to maximize both media coverage and leverage the best long-term distribution channels for the US market.”

“In preparation for commencement of operations in the US,” continues Olcese, “ I am assembling a top tier advisory board and board of directors that will successfully guide the company through the marketing, franchise and sales objectives that will brand CTG into the US market as the preferred product to improve the appearance of thinning hair. The initial board members include Frank L. Carney, James F. Lewin and Stuart Maddin, MD, FRCPC. These members have been asked to join the board as they are all clearly leaders in their specific fields. These gentlemen possess the strength, knowledge, experience and sophistication that will help to guide the company to success. They are all very enthusiastic about CTG and look forward to working on the board.”

Frank L. Carney  – Mr. Carney co-founded Pizza Hut in 1958. In 1980, Mr. Carney left Pizza Hut, after selling it to PepsiCo, to pursue other ventures such as Chi Chi’s, Western Sizzlin’ and various other exciting investment opportunities. Mr. Carney has served on the boards of several fortune five hundred companies.  Today, he sits on the board of Intrust Financial Corp., Intrust Bank, N.A. He is the past president of the International Franchise Association (IFA) as well as an inductee into the IFA Hall of Fame.  Mr. Carney is currently one of the world's largest Papa John's Pizza franchisees.

James F. Lewin – Mr. Lewin is a retired senior executive of Security Pacific National Bank and currently serves as Managing Partner of BizPlanIt, LLC, an international consulting firm that assists emerging growth companies. He is also a Principal of Stronghold Capital Partners, LLC, a capital advisory firm headquartered in Long Beach, California, as well as a consultant to WBT Showcase, an annual venture capital event.

Stuart Maddin, MD, FRCPC-Dr. Maddin is an accomplished dermatologist, academic, editor and author; he has been an active member of Current Technology’s Medical and Scientific Advisory Board for over a decade. Before joining the board, Dr. Maddin conducted the initial clinical trials for the ETG device and published the results in the International Journal of Dermatology . These clinical trials were conducted under the auspices of the University of British Columbia. In addition to the ETG trials, Dr. Maddin has acted as Principal Investigator for numerous dermatological studies in a variety of areas including photo-aging, sunscreen products, wound healing agents and hair growth stimulants. He has also authored many articles, textbooks, and publications in the field of dermatology, and served as Past Editor for the Canadian Journal of Dermatology.

He is a member of the Editorial Board for Dermatology Times and is the founding editor of  Skin Therapy Letter (1995). This bi-monthly bulletin is backed by a renowned international advisory board and compiles the very latest developments in therapies for skin disease. Dr. Maddin is a Clinical Professor of Dermatology Emeritus at the University of British Columbia and has been the Program Committee Chair for the international Vancouver-based symposium Dermatology Update since its inception 12 years ago.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100